

December 2, 2010

Paul A. Mieyal
Acting Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

Re: **Nephros, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed October 1, 2010
File No. 001-32288

Dear Mr. Mieyal:

We have completed our limited review of your filing and do not have any further comments at this time. If you have any questions, please contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): Alexander M. Donaldson, Esq.